VERTICAL HEALTH SOLUTIONS, INC.

855 Dunbar Avenue

Oldsmar, Florida 34677

October 19, 2004

VIA FACSIMILE AND EDGAR

United States Securities

and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Albert Lee, Esq.

Re:	Vertical Health Solutions, Inc.

Registration Statement on Form SB-2

File No. 333-119495

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Vertical Health Solutions, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 4:30 pm, Eastern Time, on Thursday, October 21, 2004, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

VERTICAL HEALTH SOLUTIONS, INC.

By:	/s/ STEPHEN WATTERS
Name: Stephen Watters
Title: Chief Executive Officer